

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2024

Bruce Costerd
Chief Executive Officer
Wolverine Resources Corp.
#55-11020-Williams Road
Richmond, British Columbia, Canada

>   **Re: Wolverine Resources Corp.**
>   **Form 10-K for the Fiscal Year Ended May 31, 2023**
>   **Filed September 25, 2023**
>   **File No. 000-53767**

Dear Bruce Costerd:

   We have reviewed your filing and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2023

Mineral Properties, page 5

1.   Please revise to include a map of all properties, as required by Item 1303(b)(1) of Regulation S-K, and the summary information required under Item 1303(b)(2) of Regulation S-K.

2.   In a separate section, please revise to include the disclosure required by Item 1305 of Regulation S-K.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation